File No: 333-
                                                                    CIK #1025317

                       SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549-1004
                                    FORM S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact name of Trust: VAN KAMPEN FOCUS PORTFOLIOS, SERIES 165

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                               One Parkview Plaza
                         Oakbrook Terrace Illinois 60181

     D. Name and complete address of agents for service:

CHAPMAN AND CUTLER              VAN KAMPEN FUNDS INC.
Attention:  Mark J. Kneedy      Attention:  A. Thomas Smith III, General Counsel
111 West Monroe Street          One Parkview Plaza
Chicago, Illinois  60603        Oakbrook Terrace, Illinois  60181

     E. Title of securities being registered: Units of undivided fractional beneficial interests

     F.   Approximate date of proposed sale to the public:

  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT
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The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                                       S-2
                       CONTENTS OF REGISTRATION STATEMENT

         This Registration Statement comprises the following papers and documents: The facing sheet The Prospectus The signatures The consents of independent public accountants and legal counsel

The following exhibits:

     1.1  Copy of Trust Agreement (to be supplied by amendment).

     3.1 Opinion and consent of counsel as to legality of securities being registered (to be supplied by amendment).

     3.2 Opinion of counsel as to the Federal income tax status of securities being registered (to be supplied by amendment).

     3.3 Opinion and consent of counsel as to New York tax status of securities being registered (to be supplied by amendment).

     4.1  Consent of Interactive Data Corporation (to be supplied by amendment).

     4.2 Consent of Independent Certified Public Accountants (to be supplied by amendment).

                                       S-3
                    Preliminary Prospectus Dated June 9, 1999

                           VAN KAMPEN FOCUS PORTFOLIOS

                                                                      Series 165
                                                       (A Unit Investment Trust)

         The attached final Prospectus for a prior Series of the Trust is hereby used as a preliminary Prospectus for the above stated Series. The narrative information and structure of the attached final Prospectus will be substantially the same as that of the final Prospectus for this Series. Information with respect to pricing, the number of Units, dates and summary information regarding the characteristics of securities to be deposited in this Series is not now available and will be different since each Series has a unique Portfolio. Accordingly the information contained herein with regard to the previous Series should be considered as being included for informational purposes only.

         A registration statement relating to the units of this Series will be filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such Units may not be sold nor may offer to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

(Incorporated herein by reference is the final prospectus from Van Kampen Focus Portfolios, Series 89 (Registration No. 333-49361) as filed on June 8, 1998, which shall be used as a preliminary prospectus for the current Series of the Trust.)

                                   SIGNATURES

         The Registrant, Van Kampen Focus Portfolios, Series 165, hereby identifies Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7 and Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Series 165 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 9th day of June 1999.
                                         Van Kampen Focus Portfolios, Series 165
                                                        By Van Kampen Funds Inc.


                                                          By Christine K. Putong
                                                             Assistant Secretary

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below on June 9, 1999 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Richard F. Powers III               Chairman and Chief Executive              )

                                       Officer                                )

John H. Zimmerman III               President and Chief Operating             )

                                       Officer                                )

William R. Rybak                    Executive Vice President and              )
                                       Chief Financial Officer                )

A. Thomas Smith III                 Executive Vice President,                 )
                                       General Counsel and Secretary          )
Michael H. Santo                    Executive Vice President                  )


                                                             Christine K. Putong
                                                             (Attorney-in-fact*)

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         *An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 136 (File No. 333-70897) and the same are hereby incorporated herein by this reference.